Exhibit 12

Campbell Soup Company
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended

	August 3, 2008	July 29, 2007	July 30, 2006	July 31, 2005	August 1, 2004
			($ millions)

Earnings
Earnings from continuing operations before taxes	939	1,099	947	902	818
Amortization of capitalized interest	5	5	5	5	5
Fixed charges	199	200	199	218	206
Capitalized interest	(4)	(8)	(5)	(4)	(3)

Earnings	1,139	1,296	1,146	1,121	1,026

Fixed Charges
Gross interest:
Interest expense	167	163	165	184	174
Capitalized interest	4	8	5	4	3
Amortization of debt issuance costs	1	2	2	2	3
Interest portion of rent	27	27	27	28	26

Fixed Charges	199	200	199	218	206

Ratio of Earnings to Fixed Charges	5.7	6.5	5.8	5.1	5.0

The ratios of earnings to fixed charges were computed by dividing our earnings by fixed charges.  For this purpose, earnings include the sum of earnings from continuing operations before taxes, amortization of capitalized interest, and fixed charges, less capitalized interest.  Fixed charges include interest expense, capitalized interest, amortization of debt expenses and the estimated interest components of rentals.  All amounts are on an as reported basis.  The company adopted the provisions of SFAS No. 123 (revised 2004) “Share-Based Payment,” which require stock-based compensation to be measured based on the grant-date fair value and expensed over the period which an employee is required to provide service in exchange for the award.  As of the beginning of fiscal 2006, had all of the stock-based compensation been expensed, the pre-tax pro forma impact on earnings from continuing operations would have been a reduction of $43 million in 2005 and $44 million in 2004.  Including the effects of such charges, the pro forma ratio of earnings to fixed charges would have been 4.9 in 2005 and 4.8 in 2004.  In fiscal years 2008 and 2004, the company recorded pre-tax restructuring charges of $175 million and $24 million, respectively.  In fiscal 2006, the company recognized a non-cash reduction of $21 million in interest expense associated with the favorable settlement of a U.S. tax contingency.